Schedule 13D                                                        Page 1 of 9

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                             Global Payments Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 37940X 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Antonio Molestina, Esq.
               Senior Vice President and Deputy General Counsel
                      Canadian Imperial Bank of Commerce
                          245 Park Avenue, 42nd Floor
                              New York, NY 10167
                                (917) 332-4307

                                   Copy to:

                              Lee Meyerson, Esq.
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                              New York, NY 10017
                                (212) 455-2000

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 May 5, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                        Page 2 of 9

CUSIP No. 37940X 10 2

________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Canadian Imperial Bank of Commerce
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)

     SC (See Item 3 of Initial Schedule 13D)

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Canadian Imperial Bank of Commerce is a bank organized under the Bank Act (Canada)
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    8,327,755
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    8,327,755
   PERSON      _________________________________________________________________

    WITH


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Schedule 13D                                                        Page 3 of 9

10   SHARED DISPOSITIVE POWER

       0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     8,327,755
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     21.998%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (See Instructions)

     CO



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Schedule 13D                                                       Page 4 of 9


Item 1.  Security and Issuer

     This Amendment No. 3 is filed by Canadian Imperial Bank of Commerce ("CIBC"). Capitalized terms used herein but not defined herein shall have the meanings ascribed thereto in the Schedule 13D filed on March 30, 2001 by CIBC (the "Initial Schedule 13D"). This Amendment No. 3 hereby supplements and amends the Initial Schedule 13D, Amendment No. 1 thereto filed on June 13, 2001 by CIBC and Amendment No. 2 thereto filed on October 6, 2003 by CIBC. All items or responses not described herein remain as previously reported in the Initial Schedule 13D, as amended by Amendments Nos. 1 and 2 thereto.

     The address of the principal executive offices of Global Payments Inc., a Georgia corporation ("GPI"), is 10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328.


Item 2.  Identity and Background

     Schedule I to the Initial Schedule 13D is amended by the attached
Schedule I. All other responses to Item 2 as reported in the Initial Schedule 13D shall remain the same.


Item 4.  Purpose of Transaction

     On May 5, 2004, CIBC issued a press release announcing that it was commencing a registered public offering and proposing to enter into a related derivative transaction with respect to the shares of GPI Common Stock that it beneficially owns. The public offering would involve the sale by CIBC to a syndicate of underwriters, for whom Citigroup Global Markets Inc. and CIBC World Markets Corp. would be acting as lead managers, of 1,327,755 shares of GPI Common Stock. In addition, CIBC would grant the underwriters an option to purchase from CIBC up to an additional 1,000,000 shares of GPI Common Stock to cover over-allotments.

     The derivative transaction would be executed with an affiliate of Citigroup Global Markets Inc. and would cover the remaining 6,000,000 shares of GPI Common Stock beneficially owned by CIBC. The derivative transaction would settle in multiple tranches over five quarters beginning in April 2006 that would provide CIBC with the opportunity to share in a portion of any increases in the market price of GPI Common Stock over that period while protecting CIBC against significant market price decreases.

     A copy of CIBC's May 5, 2004 press release is attached as Exhibit 5 hereto and is incorporated herein by reference.


Item 5.  Interest in Securities of the Issuer

     CIBC, through its wholly-owned subsidiary CIBC Investments Limited, is the beneficial owner of 8,327,755 shares of GPI Common Stock and has the sole power to vote and dispose of such shares, subject to certain restrictions described in Item 6 of the Initial Schedule 13D. Between October 3, 2003 and February 24, 2004, CIBC sold a total of 690,000 shares of GPI Common Stock in open market sales pursuant to Rule 144 under the Securities Act.

     After completion of the underwritten offering, CIBC will beneficially own 7,000,000 shares of GPI Common Stock, or 6,000,000 shares of GPI Common Stock if the underwriters' over-allotment option is fully exercised (representing approximately 18% or 16%, respectively, of the outstanding shares of GPI Common Stock). Of the remaining shares of GPI Common Stock that CIBC beneficially owns, 6,000,000 will be pledged to an affiliate of Citigroup Global Markets Inc. to secure CIBC's obligations under the derivative transaction. The derivative transaction will settle in multiple tranches over five quarters beginning in April 2006, and may be settled, at CIBC's option, by delivery of shares, by cash payments, or by a combination of the two methods. To the extent that the derivative transaction is settled by physical delivery of shares of GPI Common Stock by CIBC to an affiliate of Citigroup Global Markets Inc., rather than by cash settlement, the number of shares of GPI Common Stock beneficially owned by CIBC will be reduced accordingly.

Schedule 13D                                                        Page 5 of 9

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

See Item 4 above.


Item 7.  Material to be Filed as Exhibits

     The exhibit list set forth in the Initial Schedule 13D is amended by adding the following:

          Exhibit:

          5. CIBC Press Release dated May 5, 2004


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Schedule 13D                                                        Page 6 of 9

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         CANADIAN IMPERIAL BANK OF COMMERCE


                                         /s/ Antonio Molestina
                                        ----------------------------------------
                                         Name: Antonio Molestina
                                         Title:  Senior Vice President and
                                                 Deputy General Counsel

Date:  May 5, 2004


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Schedule 13D                                                        Page 7 of 9

                                  SCHEDULE I

                   DIRECTORS AND EXECUTIVE OFFICERS OF CIBC

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of CIBC who has been added to the Board of Directors or has had a change in occupation or address since the Initial Schedule 13D. Except as indicated below, each person is a Canadian citizen, and the business address of each person is c/o Canadian Imperial Bank of Commerce, Commerce Court, Toronto, Ontario, Canada M5L 1A2.

Board of Directors             Occupation/Address

Gary F. Colter                 President, CRS Inc. (a corporate restructuring
                               management consulting company)
                               Suite 3510, Scotia Plaza
                               40 King Street West
                               Toronto, Ontario
                               Canada M5H 3Y2

Ivan E. H. Duvar               President and Chief Executive Officer, MIJAC Inc.
                               (a private investment company)
                               180 Victoria Street East
                               Amherst, Nova Scotia
                               Canada B4H 1Y5

William A. Etherington         Chairman of the Board, CIBC
                               199 Bay Street
                               Commerce Court West, 44th Floor
                               Toronto, Ontario
                               Canada M5L 1A2

A. L. Flood                    Company Director, CIBC
                               25 King Street West
                               Commerce Court North, 26th Floor
                               Toronto, Ontario
                               Canada M5L 1A2

Margot A. Franssen             President and Partner, The Body Shop Canada
                               (a chain of retail stores)
                               469 A King Street West
                               Toronto, Ontario
                               Canada M5V 3M4


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Schedule 13D                                                        Page 8 of 9

Hon. Gordon D. Giffin          Senior Partner, McKenna Long & Aldridge LLP
                               (an Atlanta, Georgia based law firm)
                               303 Peachtree Street, Suite 5300
                               Atlanta, Georgia
                               USA 30308

                               Citizen: United States

John S. Hunkin                 President and Chief Executive Officer, CIBC
                               199 Bay Street
                               Commerce Court West, 56th Floor
                               Toronto, Ontario
                               Canada M5L 1A2

Charles Sirios                 Chairman and Chief Executive Officer, Telesystem
                               Ltd. (a private holding company)
                               1250 Rene-Levesque Boulevard West, 38th Floor
                               Montreal, Quebec
                               Canada H3B 4W8

Ronald W. Tysoe                Vice-Chairman, Federated Department Stores, Inc.
                               (a department store company in the United States)
                               7 West Seventh Street
                               Cincinnati, Ohio
                               USA 45202-2471

                               Citizen: Canada and the United States


Executive Officers Who Are Not Directors
----------------------------------------

S.A. Baxendale                 Senior Executive Vice-President, Wealth
                               Management, CIBC

G.H. Denham                    Vice-Chair, Retail Markets, CIBC

R.A. Lalonde                   Senior Executive Vice-President and Chief
                               Administrative Officer, Administration, CIBC

G.T. McCaughey                 Vice-Chair, Wealth Management, CIBC;
                               and Chairman and Chief Executive Officer, CIBC
                               World Markets

M.D.Woeller                    Vice-Chair and Chief Information Officer,
                               Technology and Operations, Credit Cards and
                               Collections, CIBC

T.D. Woods                     Senior Executive Vice-President and Chief
                               Financial Officer, Finance, CIBC

Schedule 13D                                                       Page 9 of 9

The following list sets forth the name of each of the individuals named in
Schedule I of the Initial Schedule 13D who are no longer directors or executive officers of CIBC.

Hon. Conrad M. Black

B.M. Cassidy

R.D. Fullerton

D.J. Kassie

Marie-Josee Kravis

R. M. Mark

I. David Marshall

W. Darcy McKeough

Arnold Naimark

Michael Pederson

Michael E.J. Phelps